June 13, 2019

Ted Angus
General Counsel
AssetMark Financial Holdings, Inc.
1655 Grant Street, 10th Floor
Concord, California 94520

       Re: AssetMark Financial Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 31, 2019
           CIK No. 0001591587

Dear Mr. Angus:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's discussion and analysis of financial condition and results of operations
Key operating metrics
Net flows and market impact net of fees, page 64

1. We note your response to comment 12 and the additions made on page 64. We continue to believe that more granular detail allowing readers to draw a connection between how changes in investment composition could impact fees would be useful. We also continue to believe that weighted average fee rates would be useful data points for investors.
       Please revise your disclosures accordingly.
 Ted Angus
FirstName LastNameTed Angus
AssetMark Financial Holdings, Inc.
Comapany NameAssetMark Financial Holdings, Inc.
June 13, 2019
June 13, 2019 Page 2
Page 2
FirstName LastName
Non-GAAP financial metrics, page 67

2. We note your response to comment 15. Please respond to the items below.
           With respect to "Contractor liability costs", we are still unclear on why this would be an appropriate non-GAAP adjustment. We understand that the magnitude of this revaluation appears to be larger than what you have experienced or expect to experience in other periods. However, given that you still assess this liability on a quarterly basis, and any change could lead to a difference in your estimated liability, we are unclear as to why removal of this item on the basis of its magnitude would be an appropriate non-GAAP adjustment. Please advise or revise your disclosures.
           While we understand that the magnitude of this education effort (as discussed in footnote 9 on page 68) may be unusual, we are unclear how an adjustment for the
           "Program to address impact of fiduciary rule role on advisors" complies with Question
           100.01 of the Non-GAAP C&DI given that we would expect this type of expense (i.e., education or training efforts related to upcoming regulatory or business changes) to be a normal, recurring operational expense. Please advise or revise your disclosures.
Consolidated Statements of Income and Comprehensive Income, page F-5

3. We note your response to comment 20. For asset-based fees and expenses, please address the items below.
           Regarding fees for services provided by the Company, we understand based on your response that you record those amounts on a gross basis. As such, please move the
             "asset-based expenses" line item under the "Expenses" heading within the
             Consolidated Statement of Income.
           Regarding fees for services provided by third parties, provide us with your analysis of gross versus net accounting treatment and enhance your revenue recognition policy to provide more clarity regarding your accounting treatment and revenue recognition.
4. We note your response to comment 20. Based on your policy disclosure on page F-14, it appears that spread income represents interest earned. However, spread expense does not appear to be interest expense, which would be more consistent with what we would expect for an analogy to bank holding companies under Regulation S-X 210.9-04. We are therefore still unclear why your presentation of spread expenses on the Consolidated
         Statement of Income is appropriate. Based on your response, we understand that spread revenues are recorded on a gross basis. As such, please revise to move the "spread expenses" line item under the "Expenses" heading within the Consolidated Statement of
         Income.
 Ted Angus
AssetMark Financial Holdings, Inc.
June 13, 2019
Page 3

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameTed Angus                              Sincerely,
Comapany NameAssetMark Financial Holdings, Inc.
                                                         Division of
Corporation Finance
June 13, 2019 Page 3                                     Office of Financial
Services
FirstName LastName